UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 1, 2026

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Presents First-in-Human LB2102 Results and New CARVYKTI® Data at ASCO 2026

On June 1, 2026, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing first-in-human clinical data for LB2102, its investigational DLL3-targeted CAR-T cell therapy for patients with relapsed or refractory small cell lung cancer (SCLC) or large-cell neuroendocrine carcinoma (LCNEC), and also announcing new analyses from the CARTITUDE program. The press release is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-272222, and 333-257625) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated June 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: June 1, 2026	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer